TRUST FOR ADVISED PORTFOLIOS
SECOND AMENDMENT TO OPERATING EXPENSES LIMITATION AGREEMENT

AMENDMENT made as of the 1st day of September 2021 to the Operating Expenses Limitation Agreement dated January 31, 2014 and Amended on December 21, 2020 between Trust for Advised Portfolios and Ziegler Capital Management, LLC (the "Agreement").

WHEREAS, the parties desire to revise Schedule A to the Agreement to coincide with a decrease in the advisory fee of the Ziegler FAMCO Hedged Equity Fund effective immediately;

NOW, THEREFORE, the parties agree to amend the Agreement by deleting the existing Schedule A in its entirety and replacing it with the following:

SCHEDULE A

Fund	Class	Annual Fee Rate as a Percentage of Average Daily Net Assets
Ziegler Senior Floating Rate Fund	Class A	0.99%
Ziegler Senior Floating Rate Fund	Class C	1.74%
Ziegler Senior Floating Rate Fund	Institutional	0.74%
Ziegler Piermont Small Cap Value Fund	Institutional	0.90%
Ziegler Piermont Small Cap Value Fund	Investor	1.15%
Ziegler FAMCO Hedged Equity Fund	Institutional	0.70%
Ziegler FAMCO Hedged Equity Fund	Investor	0.90%

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the date set forth above.

Trust for Advised Portfolios	Ziegler Capital Management, LLC

By: /s/ Christopher E. Kashmerick	By: /s/ Renee M. Ansbro
Name: Christopher E. Kashmerick	Name: Renee M. Ansbro
Title: President	Title: CFO